Exhibit 99.1

UPDATE ON THE MERGER OF XPART INTO XP

São Paulo, Brazil, August 20, 2021 – XP Inc. (Nasdaq: XP), a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil, announced today that, in line with the Merger Protocol signed between XP Inc. and XPart and XP Part’s notice about its Shareholders’ Meeting to be held on October 1, 2021, the Company will hold its Annual General Meeting to deliberate on the merger of XPart into the Company on the same date. Details about the Annual General Meeting will be provided on a timely manner.

XP believes that the obligations agreed to by its controlling shareholders pursuant to the transaction will enhance its corporate governance structure and contribute to improve its capital structure and leverage capacity, so that the controlling shareholders of XP and GA will be the only holders of Class B shares of XP, which are entitled to 10 votes per share. Therefore, controlling shareholders are expected to increase their voting rights from 55.4% to 68.3%. Additionally, the Company’s flexibility for certain strategic decisions will be enhanced following the elimination of veto rights previously held by Itaú Unibanco.

We reinforce our commitment to all stakeholders with generating sustainable long-term value and continuously strengthening our Culture and Purpose.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

No Offer Or Solicitation

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Additional Information And Where To Find It

This communication is being made in respect of the proposed transaction involving XP Inc. ( “XP”) and XPart S.A. (“XPart”). In connection with the proposed transaction, XP will file relevant materials with the United States Securities and Exchange Commission (“SEC”), including a registration statement on Form F-4. The Form F-4 contains a prospectus of XP for the shares of XPart to be issued pursuant to the proposed transaction. and other documents. XP also plans to file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for any registration statement, prospectus or other documents that XP may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT

DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the prospectus as well as other filings containing information about XP and the proposed transaction will be available without charge at the SEC’s Internet site (www.sec.gov).

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as "expect," "anticipate," "should," "believe," "hope," “aim,” "target," "project," "goals," "estimate," "potential," "predict," "may," "will," "might," "could," "intend," variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc’s control. XP, Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change the external forces among other factors.

For any questions, please contact:

André Martins

Antonio Guimarães

Marina Montemor

Investor Contact: ir@xpi.com.br

IR Website: investors.xpinc.com